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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ----------------

                               AMENDMENT NO. 1 TO

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                       CHICAGO BRIDGE & IRON COMPANY N.V.
             (Exact name of registrant as specified in its charter)



           The Netherlands                                    NONE
(State of incorporation or organization)                (I.R.S. Employer
                                                       Identification No.)



Polarisavenue 31, 2132 GE Hoofddorp, The Netherlands          NONE
(Address of Principal Executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                      Name of each exchange on which
   to be so registered                      each class is to be registered
   -------------------                      ------------------------------
   Common Stock, Euro 0.01 par value        New York Stock Exchange, Inc.


          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this form relates:

          __________ (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

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          INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Item 1.   Description of Registrant's Securities to be Registered.

               Chicago Bridge & Iron Company N.V. ("CB&I" or the "Company") was organized under the law of The Netherlands as a public company with limited liability ("naamloze vennootschap") by Deed of Incorporation dated November 22, 1996. CB&I is registered in the trade register of Amsterdam under No. 286.441. Set forth below is a summary of certain provisions, including all material provisions relating to the shares of the Company's share capital, par value Euro 0.01 ("Common Shares"), contained in the Company's Articles of Association, as amended (the "Articles of Association"), and the law of The Netherlands. Such summary does not purport to be a complete statement of the Articles of Association and the law of The Netherlands and is qualified in its entirety by reference to the Articles of Association.

               The authorized share capital of CB&I is Euro 350,000 consisting of 35,000,000 Common Shares, each with a par value of Euro .01. Common Shares may be issued either in registered or bearer form. The Common Shares registered in the New York registry ("New York Shares") are listed on the New York Stock Exchange, Inc. New York Shares may only be issued in registered form. Shareholders may hold New York Shares directly (evidenced by an entry/registration in the New York Registry and, if applicable, certificates received for those Shares) or through the Depository Trust Company (either as participant in such system or indirectly through organizations that are participants in such system).

               Bearer shares, at the discretion of the Management Board, subject to the approval of the Supervisory Board, may be evidenced either by share certificates issued in the form of a main part with a dividend sheet consisting of a set of dividend coupons ("K-certificates") or by share certificates in the form of a main part with a simplified dividend sheet ("CF-certificates"). Bearer shares may, at the shareholder's request, be converted into registered shares and vice versa, unless such conversion has been limited or excluded upon issuance of those shares. To date, the Company has issued bearer shares only in the form of CF-certificates. Common Shares may also be registered in the shareholders' register kept in Amsterdam, The Netherlands for any number of Common Shares issued in registered form.

               Voting Rights

               Generally, each shareholder is entitled to one vote for each Common Share held on every matter submitted to a vote of shareholders. The Articles of Association make no provision for cumulative voting and, as a result, the holders of a majority of the Company's voting power will have the power, subject to the Supervisory Board's right to make binding nominations, to elect all members of the Supervisory Board and the Management Board who are standing for election.

               Unless otherwise required by the Articles of Association or the law of The Netherlands or as described below, resolutions of a general meeting of shareholders occurring in The Netherlands require the approval of a majority of the votes cast at such meeting. The Articles of Association require that, at a time when there are one or more holders of more than 15% of the Company's

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               outstanding voting securities (each an "affiliated holder"), any business combination transaction, recapitalization transaction or transaction involving a person who is or has been an affiliated holder, which transaction otherwise requires a shareholder vote for approval, will require the approval of a supermajority percentage (at least 80%) of the Company's voting securities outstanding. While this provision may negate the ability of an affiliated holder to control a decision to sell the Company and also make it more difficult to obtain shareholder approval for certain types of business combination transactions (e.g., a "legal merger" under Dutch law) requiring a shareholder vote, this requirement will not affect the ability of an acquiror to obtain control of the Company through a tender offer or other type of business combination transaction not requiring such a shareholder vote.

               Resolutions of general meetings of shareholders occurring outside The Netherlands are valid if the entire share capital is present or represented (unless voting rights have been transferred to holders of life interests). There are no laws currently in effect in The Netherlands or provisions in the Articles of Association limiting the rights of non-resident investors to hold or vote Common Shares.

               Dividends

               Pursuant to the Articles of Association, the Management Board, with the approval of the Supervisory Board, may establish reserves out of CB&I's annual profits. The portion of the Company's annual profits that remains after the establishment of reserves is at the disposal of the general meeting of shareholders. Out of the Company's share premium reserve and other reserves available for shareholder distributions under the law of The Netherlands, the general meeting of shareholders may declare distributions upon the proposal of the Management Board (after approval by the Supervisory Board). CB&I may not pay dividends if the payment would reduce shareholders' equity below the aggregate par value of the Common Shares outstanding, plus the reserves statutorily required to be maintained. Although under Dutch law, dividends are generally paid annually, the Management Board, with the approval of the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders in anticipation of the final dividend or final distribution. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to the Company.

               The Company has declared and paid in the past, and currently intends to declare and pay, regular quarterly cash dividends or distributions; however, there can be no assurance that any such dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of the Company's shareholders (in the case of annual dividends), its Management Board and its Supervisory Board and will depend upon general business conditions, legal restrictions on the payment of dividends or distributions and other factors. CB&I expects to pay any such dividends or distributions in U.S. dollars. Any cash dividends or distributions payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar. Any cash dividends or distributions payable to holders of bearer shares will be paid to the Dutch Transfer and Paying Agent, who will, if necessary, convert such dividends or distributions into Euros for disbursement to such

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               holders. In certain cases, however, cash dividends or
               distributions may be paid directly to holders of K-certificates.

               Shareholder Meetings

               Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of the Articles of Association. Ordinary general meetings of shareholders of the Company are held in The Netherlands at least annually, within six months after the close of each financial year. Extraordinary general meetings of shareholders may be held as often as the Management Board or the Supervisory Board deem necessary, or as otherwise provided for pursuant to the law of The Netherlands.

               CB&I provides notice by mail to registered holders of Common Shares of each general meeting of shareholders. Such notice will be given no later than the fifteenth day prior to the day of the meeting and will include a statement of the business to be considered. The New York Transfer Agent and Registrar will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of New York Shares. In case any bearer shares are issued and outstanding, CB&I also will give notice of each general meeting of shareholders by notice published by advertisement, which shall be published in at least one national daily newspaper distributed throughout The Netherlands, and, if required, elsewhere.

               Election and Tenure of Managing Directors and Supervising
               Directors

               The Management Board is entrusted with the management of CB&I. The Supervisory Board supervises the Management Board. The Management Board may have one or more members and the Supervisory Board may have at least six and no more than 12 members. Supervisory Board and Management Board vacancies are and will be filled by a vote of shareholders at the first general meeting after such vacancy occurs or is created. The Supervisory Board and the Management Board members are elected from binding nominations made by the Supervisory Board. At least two persons must be nominated for each vacancy. Under the law of The Netherlands and the Articles of Association, the shareholders may deprive the nominations of their binding effect by a resolution passed by a vote of two-thirds of the votes cast at the meeting if such two-thirds vote constitutes more than one-half of the issued share capital of the Company.

               Members of the Supervisory Board are appointed to serve three-year terms with approximately one-third of such members' terms expiring each year. Supervisory Directors and Managing Directors serve until the expiration of their respective terms of office or their resignation, death or removal, with or without cause, by the shareholders or, in the case of Supervisory Directors, upon reaching the mandatory retirement age of 72 (which statutory maximum age may be abolished in the near future pursuant to pending legislation in The Netherlands).

               Subject to the Articles of Association, the Supervisory Board may adopt rules and regulations governing its internal proceedings and especially pertaining to voting, including voting on nomination of Supervisory Directors, and provisions relating to Supervisory Board composition and governance, and to give effect to matters agreed upon in shareholder agreements. See "Shareholder Agreements" below.

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               Approval of Annual Accounts and Discharge of Management Liability

               Each year, the Management Board is responsible for the preparation of annual accounts. The annual accounts must be approved and signed by the Supervisory Board and then submitted to a general meeting of shareholders for adoption within five months after the end of the Company's financial year, unless the general meeting of shareholders has extended this period due to special circumstances.

               Adoption of CB&I's annual accounts by the general meeting of shareholders discharges the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned, unless an explicit reservation is made by the general meeting of shareholders and is without prejudice to the provisions of the law of The Netherlands relating to liability of members of supervisory boards and management boards upon bankruptcy of a company pursuant to Articles 138 and 149 of Book 2 of the Civil Code of The Netherlands. However, if pending Dutch legislation is enacted, adoption of a company's annual accounts by the general meeting of shareholders would no longer discharge the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned.

               Liquidation Rights

               In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses will be distributed among holders of Common Shares on a pro rata basis.

               Issue of Shares; Preemptive Rights

               Under the law of The Netherlands and the Articles of Association, the Supervisory Board may issue Common Shares when the Supervisory Board is so empowered by shareholders. Under the law of The Netherlands, such authorization can be granted for a maximum period of five years, subject to extension(s). Under the law of The Netherlands and the Articles of Association, each holder of Common Shares generally has a preemptive right to subscribe with regard to any issue of Common Shares pro rata to the shareholder's existing holdings of Common Shares, except for certain issuances to employees, issuances for non-cash consideration, issuances to persons who exercise a previously acquired right to subscribe for Common Shares, and issuances exempted from such requirement by the Supervisory Board when the Supervisory Board is so empowered by shareholders. Under the law of The Netherlands, such authorization to limit or exclude preemptive rights can be granted for a maximum period of five years, subject to extension(s).

               Repurchase of Common Shares

               The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in the law of The Netherlands and the Articles of Association, to cause the Company to acquire its own fully paid Common Shares in an amount not to exceed 10% of the outstanding shares at any time. Such authorization may not be granted for more than 18 months.

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               Capital Reduction

               Upon proposal by the Management Board (after approval by the Supervisory Board), the general meeting of shareholders may reduce the issued share capital by cancellation of Common Shares held by the Company, subject to certain statutory provisions.

               Amendment of the Articles of Association

               The Articles of Association may be amended by a majority of the votes cast at a general meeting of shareholders if the proposal is stated in the convocation notice for the general meeting and a complete copy of the proposed amendment is filed at CB&I's office so that it may be inspected prior to the meeting. Proposals to amend the Articles of Association, to legally merge CB&I, or to dissolve CB&I require prior approval by the Supervisory Board. Notwithstanding the foregoing, no amendment shall become effective until approved by the Ministry of Justice of The Netherlands.

               Shareholder Agreements

               The Company is party to separate Shareholder Agreements with two of its significant shareholders, First Reserve Fund VIII, L.P. ("First Reserve") and WEDGE Group Incorporated ("WEDGE"), which, among other things, subject First Reserve and WEDGE to (i) certain "standstill" restrictions relating to the purchase of additional Common Shares or the undertaking of certain acquisition-related activities, (ii) certain restrictions on voting rights relating to matters presented to CB&I's shareholders for vote or approval, and (iii) certain restrictions on the transfer of their Common Shares. Pursuant to the Shareholder Agreements, both First Reserve and WEDGE have the right to designate up to two Supervisory Directors so long as certain Common Share ownership thresholds are maintained.

               Dutch Taxation for Non-Resident Shareholders

               The following discussion of certain Dutch tax issues is included for general information purposes only and does not address every potential tax consequence of an investment in the Common Shares under the laws of The Netherlands. EACH SHAREHOLDER AND PROSPECTIVE INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES.

               Withholding Tax. Dividends distributed by CB&I generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression "dividends distributed by CB&I" as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of Common Shares or, as a rule, consideration for the repurchase of Common Shares by CB&I in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes; (iii) the par value of shares issued to a holder of Common Shares or an increase of the par value of Common Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has

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               been made or will be made; and (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of CB&I has resolved in advance to make such repayment and provided that the par value of the Common Shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

               If a holder of Common Shares is resident in a country other than The Netherlands and if a taxation convention is in effect between The Netherlands and such country, such holder of Common Shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

               Under the double taxation convention in effect between The Netherlands and the United States (the "Treaty"), dividends paid by CB&I to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I, 5%, unless the Common Shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of Common Shares other than an individual will not be eligible for the benefits of the Treaty if such holder of Common Shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

               Under certain circumstances, a transfer of the full amount of withholding tax withheld to The Netherlands tax authorities will not be required with respect to dividend distributions out of dividends received from CB&I's foreign affiliates. The amount not transferred cannot exceed 3% of the gross amount of any cash dividend paid on the Common Shares. This reduction is not paid out to holders of Common Shares, but remains with the Company instead.

               In the period from January 1, 2001 up to and including December 31, 2005, CB&I will be subject to a temporary special distribution tax at a rate of 20% on certain dividends that are qualified as "excessive". Dividends are considered to be "excessive" when the total proceeds distributed during a particular calendar year exceed the highest of (i) 4% of CB&I's market capitalization at the beginning of the relevant calendar year, (ii) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001, or
               (iii) CB&I's adjusted consolidated commercial result for the preceding fiscal year. Certain exceptions exist. The qualification of this surtax and the consequences thereof for foreign shareholders is uncertain. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, CB&I is not required to withhold Netherlands dividend withholding tax.

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               Taxes on Income and Capital Gains. A holder of Common Shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by CB&I or in respect of any gain realized on the disposal of Common Shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident in The Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, (deemed to be) carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable; (iii) such holder is not a taxable entity for Netherlands corporate income tax purposes that is deemed to have a Netherlands enterprise to which enterprise the Common Shares are attributable; (iv) such holder is not an individual performing other activities in The Netherlands in respect of the Common Shares, including activities which are beyond the scope of normal investment activities; and
               (v) such holder does not have a substantial interest or a deemed substantial interest in CB&I or, if such holder does have such an interest, it forms part of the assets of an enterprise.
               Generally, a holder of Common Shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, Common Shares representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CB&I, or the ownership of certain profit participating certificates that relate to five percent or more of the annual profit of CB&I and/or to five percent or more of the liquidation proceeds of CB&I. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

               Gift, Estate and Inheritance Taxes. No gift, estate and inheritance taxes will arise in The Netherlands with respect to an acquisition of Common Shares by way of a gift by, or on the death of, a holder of Common Shares who is neither a resident nor deemed to be resident in The Netherlands, unless: (i) the holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable; or (ii) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands. For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

               Other Netherlands Taxes and Duties. Save for a capital tax which will be payable by the Company, no registration tax, transfer tax, stamp duty or any

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               other similar documentary tax or duty will be payable in The
               Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Common Shares.

     Item 2.   Exhibits.

               Pursuant to Instructions as to Exhibits to Form 8-A, all exhibits have been filed with the New York Stock Exchange, Inc.



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                                   SIGNATURES


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.


                                 CHICAGO BRIDGE & IRON COMPANY N.V.

                                 By:     Chicago Bridge & Iron Company B.V.,
                                         Managing Director


                                 By: /s/ Gerald M. Glenn
                                    ----------------------------------------
                                         Gerald M. Glenn
                                         Managing Director

Date: June 25, 2001